Exhibit 21.1

List of Subsidiaries

Name	Jurisdiction of Organization
TriLinc Global Impact Fund — Asia, Ltd.	Cayman Islands
TriLinc Global Impact Fund — Latin America, Ltd.	Cayman Islands
TriLinc Global Impact Fund — Trade Finance, Ltd.	Cayman Islands
TriLinc Global Impact Fund — African Trade Finance, Ltd.	Cayman Islands
TriLinc Global Impact Fund — Africa, Ltd.	Cayman Islands
TriLinc Global Impact Fund — Latin America II, Ltd.	Cayman Islands